

08031251

Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smither & Company Capital Markets, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4337 Cox Road___
(No. and Street)

___Glen Allen___   ___VA___   ___23060___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Kenneth Smither___   ___804 270 5488___
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Keiter Stephens Hurst Gary & Shreaves___
(Name – if individual, state last, first, middle name)

___4401 Dominion Blvd #300___   ___Glen Allen___   ___VA___   ___23060___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Kenneth W Smither_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Smither & Company Capital Markets, LLC_ , as of _12 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Kenneth W Smither
Signature

President
Title

Melissa A McGhee
Notary Public

REGISTRATION NO.
7155803
MY COMMISSION EXPIRES
12/31/2012

MELISSA A. MCGHEE
COMMONWEALTH
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smither & Company Capital Markets, LLC

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2007

SEC ID 8 – 50007

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT



**KEITER, STEPHENS,
HURST, GARY & SHREAVES**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

P.O. Box 32066 ◆ Richmond, Virginia 23294 ◆Telephone (804) 747-0000 ◆ Fax (804) 747-3632

SMITHER & COMPANY CAPITAL MARKETS, LLC

Table of Contents



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Managing Member
Smither & Company Capital Markets, LLC
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Smither & Company Capital Markets, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smither & Company Capital Markets, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 22, 2008

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash	$	44,967
Securities owned, at market value		40,325
Other assets		195
Total assets	$	85,487

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	7,483
Member's equity		78,004
Total liabilities and member's equity	$	85,487

See accompanying notes to financial statement.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Smither & Company Capital Markets, LLC (the "Company"), is a limited liability company organized in the Commonwealth of Virginia. The Company operates as a broker/dealer in the United States. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers (the "NASD"). The Company is an investment banking firm that provides financial advisory services.

    Revenue Recognition: Investment banking fees are earned from providing financial advisory services. Fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Certain fees received in advance are recognized as revenue over the service period.

    Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

    A substantial portion of the Company's revenues in 2007 are received from a small number of transactions or concentrated within an industry.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

    Securities Owned: Securities transactions are recorded in the accounts on a trade-date basis.

    All securities are classified as trading securities and are carried at fair market value. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

    Income taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the member is taxed on their proportionate share of the Company's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

2. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2007, the Company had net capital of $68,716 which was $63,716 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.11 to 1.

3. **Lease Commitments:**

The Company leases commercial office space in Glen Allen, Virginia. The lease expires in 2011. The minimum future rental payments under the lease are as follows:

Year ending December 31	
2008	$ 22,119
2009	22,782
2010	23,466
2011	20,041
	$ 88,408

4. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

Managing Member
Smither & Company Capital Markets, LLC
Richmond, Virginia

In planning and performing our audit of the financial statement of Smither & Company Capital Markets, LLC (the "Company"), as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith, Stephens, Hurst, Gary & Shreaves, P.C.

February 22, 2008

